Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fiserv, Inc.

SEC File No.: 000-14948

Filer’s SEC File No.: 001-11073

Date: March 15, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 15, 2019

First Data Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-11073	47-0731996
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

225 Liberty Street, 29th Floor
New York, New York 10281	10281
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (800) 735-3362

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

On March 15, 2019, First Data Corporation, a Delaware corporation (“First Data”), following the declaration by the U.S. Securities and Exchange Commission on March 14, 2019 that the Registration Statement on Form S-4 (No. 333-229689) (the “Registration Statement”) of Fiserv, Inc., a Wisconsin corporation (“Fiserv”), became effective, received the written consent of New Omaha Holdings L.P., a Delaware limited partnership (“New Omaha”), with respect to 364,441,146 shares of Class B common stock of First Data, par value $0.01 per share (the “First Data Class B Common Stock”), in favor of the proposals summarized below to approve (i) the adoption of the Agreement and Plan of Merger, dated as of January 16, 2019, by and among First Data, Fiserv and 300 Holdings, Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into First Data (the “Merger”), with First Data surviving the Merger as a direct, wholly owned subsidiary of Fiserv, and (ii) the adoption of a resolution regarding certain Merger-related executive officer compensation payments that will or may be made to First Data’s named executive officers in connection with the Merger. The completion of the Merger remains subject to the satisfaction or waiver of customary closing conditions.

The approval of the proposals by 364,441,146 shares of First Data Class B Common Stock pursuant to the written consent of New Omaha constitutes approval by a majority (approximately 86%) of the total aggregate voting power of the shares of Class A common stock of First Data, par value $0.01 per share, and First Data Class B Common Stock, voting together as a single class, issued and outstanding and entitled to submit written consents as of March 11, 2019, the record date for the determination of the stockholders entitled to consent in connection with the consent solicitation. A summary of the proposals, which are described more fully in the Joint Proxy and Consent Solicitation Statement/Prospectus that is part of the Registration Statement, is set forth below:

Proposal 1.	The adoption of the Agreement and Plan of Merger, dated as of January 16, 2019, by and among First Data, Fiserv and Merger Sub, pursuant to which Merger Sub will merge with and into First Data, with First Data surviving the Merger as a direct, wholly owned subsidiary of Fiserv.

Proposal 2.

The adoption of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that will or may be made to First Data’s named executive officers in connection with the Merger, and the agreements or understandings pursuant to which such compensation will or may be made, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Interests of Certain First Data Directors and Executive Officers in the Merger” beginning on page 132 of the Joint Proxy and Consent Solicitation Statement/Prospectus, dated March 14, 2019, which is part of the Registration Statement on Form S-4 (No. 333-229689) of Fiserv are hereby APPROVED.”

* * *

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger between First Data Corporation (“First Data”) and Fiserv, Inc. (“Fiserv”). In connection with the proposed merger, Fiserv filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-229689) that includes a Joint Proxy and Consent Solicitation Statement of First Data and Fiserv and a Prospectus of Fiserv, as well as other relevant documents regarding the proposed merger. The Registration Statement, as amended, was declared effective by the SEC on March 14, 2019. First Data and Fiserv commenced mailing the definitive Joint Proxy and Consent Solicitation Statement/Prospectus to First Data stockholders and Fiserv shareholders on or about March 14, 2019. This communication is not a substitute for the Registration Statement, the Joint Proxy and Consent Solicitation Statement of First Data and Fiserv, the Prospectus of Fiserv or any other document that either or both of First Data or Fiserv or any of their respective affiliates may file with the SEC or make available, respectively, to First Data stockholders or Fiserv shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

A free copy of the Joint Proxy and Consent Solicitation Statement/Prospectus, as well as other filings containing information about First Data and Fiserv, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Data by accessing First Data’s website at investor.firstdata.com or from Fiserv by accessing Fiserv’s website at investors.fiserv.com. Copies of the Joint Proxy and Consent Solicitation Statement/Prospectus can also be obtained, free of charge, by directing a request to First Data Investor Relations at Investor Relations, First Data, 5565 Glenridge Connector NE, Suite 2000, Atlanta, GA 30342, by calling 212-266-3565 or by sending an e-mail to peter.poillon@firstdata.com or to Fiserv Investor Relations at Investor Relations, Fiserv, 255 Fiserv Drive, Brookfield, WI 53045, by calling 800-425-3478 or by sending an e-mail to investor.relations@fiserv.com.

First Data and Fiserv and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from First Data stockholders and Fiserv shareholders in respect of the proposed merger. Information regarding First Data’s directors and executive officers is contained in First Data’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated March 29, 2018, which are filed with the SEC. Information regarding Fiserv’s directors and executive officers is contained in Fiserv’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 10, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy and Consent Solicitation Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this communication may constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern strategy, plans, projections or intentions. Examples of forward-looking statements include, but are not limited to, all statements made relating to revenue, earnings before net interest expense, income taxes, depreciation and amortization, earnings, margins, growth rates and other financial results for future periods. By their nature, forward-looking statements speak only as of the date they are made; are not statements of historical fact or guarantees of future performance; and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. In addition to factors previously disclosed in First Data’s and Fiserv’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of First Data and Fiserv to terminate the definitive merger agreement between First Data and Fiserv; the outcome of any legal proceedings that have been or may be instituted against First Data, its stockholders or directors or Fiserv, its shareholders or directors; the ability to obtain regulatory approvals and satisfy other closing conditions to the proposed merger in a timely manner or at all, including the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to First Data’s or Fiserv’s business; a delay in closing the proposed merger; the ability to obtain approval by First Data stockholders and Fiserv shareholders on the expected terms and schedule or at all; difficulties and delays in integrating the First Data and Fiserv businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realizing anticipated cost savings and other anticipated benefits of the proposed merger; business disruptions from the proposed merger that may harm First Data’s or Fiserv’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger, including as it relates to First Data’s or Fiserv’s ability to successfully renew existing client or supplier contracts on favorable terms or at all and obtain new clients or suppliers; certain restrictions during the pendency of the proposed merger that may impact First Data’s or Fiserv’s ability to pursue certain business opportunities or strategic transactions; the ability of First Data or Fiserv to retain and hire key personnel; uncertainty as to the long-term value of the common stock of Fiserv following the completion of the proposed merger; the continued availability of capital and financing following the completion of the proposed merger; the business, economic and political conditions in the markets in which First Data and Fiserv operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond First Data’s or Fiserv’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither First Data nor Fiserv undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in First Data’s and Fiserv’s Joint Proxy and Consent Solicitation Statement/Prospectus that forms part of the Registration Statement on Form S-4 filed by Fiserv in connection with the proposed merger and the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Data’s and Fiserv’s most recent reports on Form 10-K for the year ended December 31, 2018, and any material updates to these factors contained in any of First Data’s and Fiserv’s subsequent and future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST DATA CORPORATION
(Registrant)

Date: March 15, 2019	By:	/s/ Adam L. Rosman
(Signature)
	Name:	Adam L. Rosman
	Title:	Executive Vice President, General Counsel and Secretary